KONECRANES

FILE 82-4297

Group Communication and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

17 September, 2002

re Rule 12 g3-2(b)

02055079

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED SEP 16 2002 WASH, D.C. 154

PROCESSED OCT 02 2002 THOMSON FINANCIAL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes International Plc (the "Company"). I hereby transmit to you, in accordance with provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange and Press Releases published by the Company on 9 September and 16 September, 2002.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Franciska Janzon
Investor Relations Manager

dlw 9/30

KONECRANES

PRESS RELEASE

Group Communications and Investor Relations
Franciska Janzon

16 September, 2002
12.30 noon

FIDELITY INTERNATIONAL LTD'S SHAREHOLDING IN KCI KONECRANES INTERNATIONAL PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

On September 12, 2002 Fidelity International Limited informed KCI Konecranes International Plc that the holding of shares by Fidelity International Limited and its direct and indirect subsidiaries in KCI Konecranes International Plc have fallen below 5 % of the paid up share capital and the voting rights of the Company.

After the transactions made on September 9, 2002, Fidelity International Limited and its direct and indirect subsidiaries own a total of 741,032 shares.

KCI Konecranes' share capital is 30,000,000 EUR and the total number of shares is 15,000,000. Each share is entitled to one vote. As a consequence, the number of shares held or deemed to be held by the shareholder amounts to 4.94 percent of the paid up share capital and to 4.94 percent of the voting rights of the Company.

The percentage of shares and voting rights held by the Fidelity Group funds is as follows:

BAA Pension Fund	0.06 %
FIJ IT European Smaller Co Open Mother	0.14 %
Fidelity Funds – Nordic Pool	0.89 %
Fidelity Funds-European Smaller Co Pool	1.45 %
FID value Enterprise Pilot Fund	0.01 %
EP MM CLAPP	0.03 %
Fidelity Institutional Europe Fund	0.97 %
Unilever PRG Small Cap Europe	0.07 %
Standard Bank European Growth	0.03 %
Railway Pens Equity Portfolio	0.43 %
BASF AG – European Small Caps	0.19 %
Philips Pension Fund	0.04 %
Unilever Pension Fund	0.06 %
Innogy Plc	0.06 %
Multi Style Multi Manager European Small Cap	0.11 %
PPP Healthcare Medical TR Ltd	0.02 %
Government of Singapore European Sub	0.04 %
London Boro of Ealing Pension	0.01 %
STCHG BD V DE MT EN TCH BD ESC	0.14 %
ICI Pension Fund Europe	0.05 %
Fildeity European Small Cap PLT	0.01 %

Group Communications and Investor Relations
Franciska Janzon

16 September, 2002
12.30 noon

FID FDS – Europe Pool	0.12 %
FIJ IT European Stock Fund	0.04 %
TOTAL	**4.94 %**

In its previous notice under the Securities Market Act of Finland, Chapter 2. Section 10 on 9 September, 2002 Fidelity International Limited informed that its holding of shares and voting rights in KCI Konecranes International Plc amounted to 5.01 %.

For further information, please contact:
KCI Konecranes International Plc
Franciska Janzon, Investor Relations Manager
Tel. +358-40 746 83 81

KONECRANES

PRESS RELEASE

Group Communications and Investor Relations
Franciska Janzon

9 September, 2002
12.30 noon

FIDELITY INTERNATIONAL LTD'S SHAREHOLDING IN KCI KONECRANES INTERNATIONAL PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

On September 5, 2002 Fidelity International Limited informed KCI Konecranes International Plc that the holding of shares by Fidelity International Limited and its direct and indirect subsidiaries in KCI Konecranes International Plc have exceeded 5 % of the paid up share capital and the voting rights of the Company.

After the transactions made on September 3, 2002, Fidelity International Limited and its direct and indirect subsidiaries own a total of 750,932 shares.

KCI Konecranes' share capital is 30,000,000 EUR and the total number of shares is 15,000,000. Each share is entitled to one vote. As a consequence, the number of shares held or deemed to be held by the shareholder amounts to 5.01 percent of the paid up share capital and to 5.01 percent of the voting rights of the Company.

The percentage of shares and voting rights held by the Fidelity Group funds is as follows:

BAA Pension Fund	0.06 %
FIJ IT European Smaller Co Open Mother	0.14 %
Fidelity Funds – Nordic Pool	0.89 %
Fidelity Funds-European Smaller Co Pool	1.45 %
FID value Enterprise Pilot Fund	0.01 %
EP MM CLAPP	0.03 %
Fidelity Institutional Europe Fund	0.97 %
Unilever PRG Small Cap Europe	0.07 %
Standard Bank European Growth	0.03 %
Railway Pens Equity Portfolio	0.43 %
BASF AG – European Small Caps	0.19 %
Philips Pension Fund	0.04 %
Unilever Pension Fund	0.06 %
Innogy Plc	0.06 %
Multi Style Multi Manager European Small Cap	0.09 %
PPP Healthcare Medical TR Ltd	0.02 %
Government of Singapore European Sub	0.04 %
London Boro of Ealing Pension	0.01 %
STCHG BD V DE MT EN TCH BD ESC	0.14 %
ICI Pension Fund Europe	0.11 %
Fildeity European Small Cap PLT	0.01 %

Group Communications and Investor Relations
Franciska Janzon

9 September, 2002
12.30 noon

FID FDS – Europe Pool	0.12 %
FIJ IT European Stock Fund	0.04 %
TOTAL	**5.01 %**

In its previous notice under the Securities Market Act of Finland, Chapter 2. Section 10 on 21 August, 2002 Fidelity International Limited informed that its holding of shares and voting rights in KCI Konecranes International Plc amounted to 4,98 %.

For further information, please contact:
KCI Konecranes International Plc
Franciska Janzon, Investor Relations Manager
Tel. +358-40 746 83 81